Exhibit 99.1

Share Repurchase Update

During the quarter ended March 31, 2025, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 51 million ordinary shares (equivalent to 6 million ADSs) for a total of US$0.6 billion. These purchases were made in the U.S. market under our share repurchase program. For the fiscal year ended March 31, 2025, we repurchased a total of 1,197 million ordinary shares (equivalent to 150 million ADSs) for a total of US$11.9 billion. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program.

As of March 31, 2025, we had 18,474 million ordinary shares (equivalent to 2,309 million ADSs) outstanding, a net decrease of 43 million ordinary shares compared to December 31, 2024, or a 0.2% net reduction in our outstanding shares after accounting for shares issued under our ESOP. For the full fiscal year ended March 31, 2025, our share repurchase program resulted in a net decrease of 995 million ordinary shares, or a 5.1% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Historical repurchases and net reduction in total shares outstanding are set forth in the table below:

	Fiscal year ended March 31, 2024				Fiscal year ended March 31, 2025
	Three months ended				Three months ended
	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025
Repurchase amount (US$Bn)	$3.1	$1.7	$2.9	$4.8	$5.8	$4.1	$1.3	$0.6
Shares repurchased (Mn ADSs)	36	19	37	65	77	52	15	6
Outstanding shares (Mn ADSs)	2,549	2,531	2,499	2,434	2,378	2,327	2,315	2,309
Net reduction % in total shares outstanding[1]	–	–	–	(5.1%)[2]	–	–	–	(5.1%)

1.	Net reduction % in total shares outstanding is calculated by comparing the outstanding number of shares at the end of the fiscal year to the outstanding number of shares at the end of the prior fiscal year.
2.	As of March 31, 2023, we had 20,526 million ordinary shares (equivalent to 2,566 million ADSs) outstanding.
3.	Quarterly figures may not add up to the annual figures due to rounding.

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$20.1 billion as of March 31, 2025.

April 2, 2025

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